Finance

13th December, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07028813

Attention: **Special Counsel**
Office of International Corporate Finance

Nyrt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Kun Zs.
Zsuzsanna Kun
Investor Relations

PROCESSED
JAN 0 2 2008
THOMSON
FINANCIAL

Enclosure

▶ **MOL Plc.**

INVESTOR NEWS

13 December 2007

Extension of option rights on MOL shares held by BNP Paribas

MOL Hungarian Oil and Gas Public Limited Company ("MOL") hereby announces that BNP Paribas SA ("BNP") and MOL signed agreements on 13 December 2007 regarding Series "A" Ordinary Shares of MOL held by BNP.

According to these agreements, the option rights on certain MOL shares held by BNP are extended until 18 June 2009. Following completion of the transaction, MOL will receive an American call option on 8,957,091 "A" series MOL shares from BNP, in addition BNP will receive an European put option on the same number of MOL shares from MOL.

The exercise price for 7,552,874 shares (Tranche A) is USD 34.78583 per share, while the exercise price for 1,404,217 shares (Tranche B) is USD 109.83794 per share. The exercise prices were based on the original agreements signed on 23 December 2005 (Tranche A) and on 10 April 2006 (Tranche B).

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ MOL Plc.

INVESTOR NEWS

13 December 2007

MOL standpoint on Hungarian Financial Supervisory Authority's resolution

MOL Hungarian Oil and Gas Plc. hereby informs the capital market participants, that it received the Hungarian Financial Supervisory Authority's resolution, according to which the Authority ordered the Company to pay a HUF 5,000,000 fine for the breach of certain rules pertaining to the publication of insider information, and a HUF 43,000,000 fine for the breach of rules pertaining to the prohibition of insider trading.

MOL disagrees with the Hungarian Financial Supervisory Authority's resolution, in MOL's opinion the Company complied with the laws, thus, the Company shell initiate court revision of the resolution.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END